July 11, 2017

Securities and Exchange Commission

Division of Corporate Finance

Washington, D. C. 20549

Attn: Martin James

Senior Assistant Chief Accountant

Office of Electronics and Machinery

Re: Therapeutic Solutions International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016 Filed June 7, 2017

File No. 000-54554

Dear Mr. James:

Please see our response below to your letter of July 5, 2017:

Form 10-K for the Fiscal Year Ended December 31, 2016

General

1.

We note that you have not filed all the reports required by Section 13(a) or 15(d) of the Securities Exchange Act of 1934. Please file your quarterly report on Form 10-Q for the period ended March 31, 2017.

Response: We filed our quarterly report on Form 10-Q for the period ended March 31, 2017 on July 5, 2017.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

2.

We note that you discuss your results of operations in some instances in actual dollars and in other instances in rounded number of dollars, such as thousands as well as millions. To enhance an investor’s understanding, please revise this section in future filings to consistently discuss your results of operations using the same unit of dollars.

Response: Your comment is acknowledged and all future filings with a results of operations section will use the same unit of dollars in our discussion.

Report of Independent Registered Public Accounting Firm, page F-2

3.

We note that PLS CPA opined upon your consolidated financial position as of December 31, 2015 and 2014 and your results of operations and cash flows for the years then ended, even though you did not include financial statements as of and for the year ended December 31, 2014 in the filing. Please have your independent accountants revise their audit report in future filings to opine only on the financial statements included in the filings.

Response: Your comment is acknowledged. We will advise our independent accountants of your comment and all future filing will only opine to the financial statements included in the filing.

Sincerely,

/s/ Gerry B. Berg

Gerry B. Berg

Chief Financial Officer

Therapeutic Solutions International, Inc.

4093 Oceanside Blvd., Suite B. Oceanside, CA  92056